Exhibit 12.2
FANNIE MAE
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK
DIVIDENDS AND ISSUANCE COST AT REDEMPTION
(Dollars in millions)

	For the Year Ended December 31,
	2009	2008	2007	2006	2005
Earnings:
Income (Loss) before extraordinary gains (losses)(1)	$(72,022)	$(58,319)	$(2,056)	$4,057	$6,292

Add:
Total interest expense	24,845	34,341	40,185	36,875	33,339
Provision (benefit) for federal income taxes	(985)	13,749	(3,091)	166	1,277
Losses from partnership investments(2)	6,735	1,554	1,005	865	849
Capitalized interest	4	20	30	22	11

Earnings (loss), as adjusted	$(41,423)	$(8,655)	$36,073	$41,985	$41,768

Fixed charges:
Total interest expense	24,845	34,341	40,185	36,875	33,339
Capitalized interest	4	20	30	22	11
Preferred stock dividends and issuance costs at redemption(3)	2,509	1,546	320	532	585

Total fixed charges including preferred stock dividends and issuance costs at redemption	$27,358	$35,907	$40,535	$37,429	$33,935

Ratio of earnings (loss) to combined fixed charges and preferred stock dividends and issuance costs at redemption	—	—	0.89:1	1.12:1	1.23:1

Deficiency	$68,781	$44,562	4,462

(1)	Reflects the adoption of the FASB standard requiring noncontrolling interest to be classified as a separate component of equity.

(2)	Includes amortized capitalized interest related to our partnership investments of $11 million, $13 million, $11 million, $10 million and $9 million for the years ended December 31, 2009, 2008, 2007, 2006, and 2005, respectively.

(3)	Represents pre-tax earnings required to pay dividends on outstanding preferred stock using our effective income tax rate for the relevant periods.